

March 17, 2015

Via E-mail
Mr. Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

>   **Re: Maxim Integrated Products, Inc.**
>   **Form 10-K for the fiscal year ended June 28, 2014**
>   **Filed August 18, 2014**
>   **File No. 001-34192**

Dear Mr. Kiddoo:

We have reviewed your February 20, 2014 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 28, 2014

Item 15. Exhibits and Financial Statement Schedules, page 37

Note 12 – Segment Information, page 64

1.   We note your response to prior comment 3. It appears that your sales, marketing, engineering, and administrative resources are centralized or in shared resource groups. In light of this, please address the following:

- Explain why the company is organized in three operating segments,
- Explain why management, and the chief operating decision maker in particular, runs the business in this way, and
- Explain the benefits, from a management perspective, of having separate operating segments with separate segment managers.

2. We note your disclosures on page 65 that you periodically reorganize your operating segments based upon changes in customers, end-markets or products, acquisitions, long-term growth strategies, and the experience and bandwidth of the senior executives in charge. In light of your conclusion that the operating segments are similar, explain to us in greater detail why you reorganize your operating segments. Explain to us the circumstances that prompt consideration of a change to your operating segments.

3. Tell us what resource allocation and performance assessment decisions the chief operating decision maker makes and explain how he uses the operating segment specific information to make those decisions.

4. You state in your response that there is overlap of customers across your operating segments. Please expand to discuss the extent of the customer overlap among your operating segments. Provide the portion of revenue in each operating segment that is attributable to overlapping customers.

5. We note from your response that over 60% of operating expenses are allocated across your three operating segments and are not necessarily reflective of the direct usage by the Solutions Groups. Please address the following:

   • Explain the nature of the remaining non-allocated expenses;
   • Explain how these expenses vary by operating segment; and
   • Explain what drives these expenses and how, if at all, these drivers are different for each operating segment.

6. You state in your response that the factors that impact gross margins are similar for all three of your operating segments. These factors include intellectual property content, product differentiation, time to market, stage of the product within the product life cycle, competitive environment, cost and complexity of the manufacturing process, and changes to the mix of products and product lines. Please explain to us the extent to which each of the cited factors affects each of the operating segments and explain how you concluded that these factors are expected to continue to be similar in future periods. Also please confirm that the status of each of these factors for each operating segment is similar and expected to continue to be similar.

7. Provide us with historical and projected information for the following. As applicable, include an explanation of any differences in trends or margins:

   • Revenue,
   • Operating margin,
   • Measure of segment profitability, if different from gross margin
   • Other financial measures used by the CODM to allocate resources and assess performance, and
   • Financial measures for which segment managers are held accountable.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief